SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004.

OR

(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-14617

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

ANDREW PROFIT SHARING TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its executive office:

ANDREW CORPORATION

10500 W. 153rd Street, Orland Park, Illinois 60462
 (Address of principal executive offices and zip code)

(708) 349-3300
(Registrant’s telephone number, including area code)

Andrew Profit Sharing Trust

Financial Statements and Supplemental Schedule

Years Ended September 30, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Trustees
Andrew Profit Sharing Trust

We have audited the accompanying statements of assets available for benefits of Andrew Profit Sharing Trust as of September 30, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at September 30, 2004 and 2003, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 14, 2005 Chicago, IL	/s/ Ernst & Young LLP

Andrew Profit Sharing Trust

Statements of Assets Available for Benefits

	September 30, 2004
	2004	2003

Assets
Investments, at fair value	$238,086,364	$202,189,802
Receivables:
Andrew Corporation and subsidiaries cash contributions	1,192,512	616,007
Andrew Corporation and subsidiaries noncash contributions	1,322,488	615,993

Assets available for benefits	$240,601,364	$203,421,802

See notes to financial statements.

Andrew Profit Sharing Trust

Statements of Changes in Assets Available for Benefits

	Years Ended September 30
	2004	2003

Additions
Contributions:
Andrew Corporation and subsidiaries — cash	$6,034,833	$4,053,528
Andrew Corporation and subsidiaries — noncash	1,322,488	615,993
Participants	11,852,329	8,199,069

	19,209,650	12,868,590

Dividend and interest income	4,469,332	4,454,131
Transfers from other plans	37,956,833	1,865,700
Net appreciation in fair value of investments	19,500,728	42,920,626

Total additions	81,136,543	62,109,047

Deductions
Benefit payments	43,885,754	24,246,005
Administrative expenses	71,227	74,973

Total deductions	43,956,981	24,320,978

Net increase	37,179,562	37,788,069

Assets available for benefits:
Beginning of year	203,421,802	165,633,733

End of year	$240,601,364	$203,421,802

See notes to financial statements.

Andrew Profit Sharing Trust

Notes to Financial Statements
Years Ended September 30, 2004 and 2003

1. Description of the Plan

General

The following description of the Andrew Profit Sharing Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

The Plan is a defined-contribution plan covering certain United States employees of Andrew Corporation and subsidiaries (the Company). An employee becomes eligible to participate in the Plan after completing 90 days of continuous service. The Plan was established to afford employees an opportunity to share in the Company’s profits and to save systematically.

In 2004, the Company acquired MTS Wireless Components, LLC (MTS) and Channel Master LLC (Channel). Effective June 1, 2004, former employees of MTS became eligible to participate in the Plan, and effective July 3, 2004, former employees of Channel became eligible to participate in the Plan. Effective October 1, 2003, the Allen Telecom Inc. Employee Before-Tax Savings Plan merged into the Plan. As a result, assets totaling $37,956,833 were transferred into the Plan. In June 2002, the Company acquired Celiant Corporation. Effective October 1, 2002, the Celiant Corporation 401(k) Plan merged into the Plan. As a result, assets totaling $1,865,700 were transferred into the Plan

Contributions

The Company’s profit-sharing contribution is made from current earnings in accordance with the Plan agreement and approval by the Company’s Board of Directors. The Company’s profit-sharing contribution was $2,645,000 in 2004. Forfeitures in the amount of $130,000 were used to reduce this contribution to $2,515,000. The Company’s profit-sharing contribution was $1,232,000 in 2003. Under the terms of the Plan agreement, the Company may direct all or a portion of the contribution to the Andrew Stock Fund. In 2004 and 2003, 50% of the profit-sharing contribution was allocated to the Andrew Stock Fund (noncash). The remaining 50% was allocated based on participants’ elections (cash). Participants must be employed on the last day of the Plan year to be eligible for profit-sharing contributions. For the 2004 Plan year, participants who were former employees of MTS and Channel were eligible to receive a profit-sharing contribution based on compensation received subsequent to June 1, 2004 and July 3, 2004, respectively.

1. Description of the Plan (continued)

Each participant’s maximum contribution under the Plan is 50% of annual gross earnings. Participants who contribute 3% or more of their gross earnings receive a Company-matching contribution equal to 3% of their gross earnings. Under the terms of the Plan agreement, the Company may direct all or a portion of the matching contributions to the Andrew Stock Fund. In 2004 and 2003, 100% of the contribution was allocated based on participants’ elections.

Investment Options

Participants may elect to contribute to various investment fund options offered by the Plan. Prior to October 1, 2003, the Andrew Stock Fund was comprised of the Andrew Stock Fund Accumulation Account (participant-directed) and the Andrew Stock Fund Fixed Account (nonparticipant-directed). Prior to October 1, 2003, transfers to and from the Andrew Stock Fund Accumulation Account were limited to twice per quarter. Transfers or withdrawals from the Andrew Stock Fund Fixed Account were not allowed until the participant reached age 55. Effective October 1, 2003, the Andrew Stock Fund Fixed Account was merged into the Andrew Stock Fund Accumulation Account. No further contributions shall be made to the Andrew Stock Fund Fixed Account. The Andrew Stock Fund is fully participant-directed as of October 1, 2003. A Brokerage Account feature is available whereby participants self-direct funds into various mutual funds, common stocks, and government securities. Participant contributions cannot be directed to the Brokerage Account; however, vested portions of account balances of other investment funds can be transferred into the Brokerage Accounts.

Individual Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, (b) the Plan’s earnings, and (c) forfeited balances of terminated participants’ nonvested profit-sharing accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

1. Description of the Plan (continued)

Participant Loans

A participant may borrow from the Plan at terms deemed appropriate by the trustees. Loan amounts may not exceed limitations specified by the trust agreement and by the Tax Reform Act of 1986. Generally, loans are repayable within five years, and a participant’s total outstanding loan balance is limited to the lesser of: (1) 50% of the participant’s vested account balance under the Plan; or (2) $50,000 reduced by the participant’s highest loan balance during the preceding 12 months. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator.

Payment of Benefits

Upon the termination of a participant, distribution may be made in a lump sum. Active participants with five years or more of Plan participation may take in-service withdrawals of up to 50% of any profit-sharing contributions credited to their account on or after October 1, 2003, subject to certain restrictions.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. A participant is vested in Company-matching and profit-sharing contributions, plus actual earnings (losses) thereon, as follows:

Years of Service	Vested Percentage

Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

1. Description of the Plan (continued)

Partial Plan Termination

During the 2004 Plan year, a significant number of active participants were reduced due to restructuring activities. All affected participants who were not 100% vested, became 100% vested.

Forfeitures

Prior to October 1, 2003, any forfeitures attributable to profit-sharing accounts were allocated to accounts of those participants employed on the last day of the Plan year. As of October 1, 2003, any forfeitures attributable to profit-sharing accounts are used to reduce future profit-sharing contributions. Any forfeitures attributable to Company-matching accounts are used to reduce future Company-matching contributions. The amount of unallocated forfeitures at September 30, 2004 and 2003, was $454,888 and $533,717, respectively. Forfeitures attributable to profit-sharing accounts at October 1, 2003, in the amount of $282,000 were allocated to the accounts of participants at September 30, 2004. Forfeitures attributable to profit-sharing accounts subsequent to October 1, 2003, in the amount of $130,000 were used to reduce the 2004 profit-sharing contribution. Forfeitures attributable to Company-matching contributions in the amount of $75,000 were used to reduce 2004 Company-matching contributions.

2. Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in mutual funds are based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of participation units of the common collective trust fund is based on quoted redemption values. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Loans to participants are stated at their outstanding principal amount, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Significant Accounting Policies (continued)

Administrative Expenses

All costs and expenses incurred with regard to independent fund managers and purchase and sale of investments are borne by the Plan. Administrative and general expenses, principally payroll costs of Plan administration, are borne by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Years Ended September 30
	2004	2003

Andrew Corporation common stock*	$6,645,382	$26,807,084
Mutual funds	13,373,085	14,466,662
Common collective trust funds	45,998	—
Other	(563,737)	1,646,880

	$19,500,728	$42,920,626

* A portion of which was nonparticipant-directed in 2003.

3. Investments (continued)

     The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	September 30
	2004		2003

Andrew Corporation common stock*	$55,141,099		$48,578,896
American Century Income & Growth Fund	16,937,874		16,325,945
American Century Stable Asset Fund	40,600,176		38,446,202
American Century Equity Income Fund	14,494,434		11,672,392
PIMCO Total Return Fund	13,561,151		14,124,787
Vanguard Institutional Index Fund	22,144,144		15,686,832
Dodge & Cox Stock Fund	13,268,472		*	*
Fidelity Magellan Fund	*	*	$10,379,569

*	A portion of which is nonparticipant-directed in 2003 (see Note 4).
**	Below the 5% threshold

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments (f/k/a Andrew Stock Fixed Account) is as follows:

September 30
2003
Assets:
Andrew Corporation common stock	$20,469,468
Andrew Corporation and subsidiaries contribution receivable	615,993

$21,085,461

4. Nonparticipant-Directed Investments (continued)

Year Ended
September 30
2003
Changes in net assets:
Andrew Corporation and subsidiaries contributions	$615,993
Net appreciation in fair value of investments	9,371,381
Benefits paid	(1,854,516)
Interfund transfers	(429,575)

$7,703,283

Effective October 1, 2003, all investments are participant-directed.

5. Plan Termination

The Company has the right to amend or alter the Plan or discontinue it by giving written notice of intention to do so to the trustees prior to the last day of the Plan year for which such discontinuance becomes effective. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7. Risks and Uncertainties

The Plan invests in various securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is a least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	September 30
	2004	2003

Assets available for benefits per the financial statements	$240,601,364	$203,421,802
Deemed distributions of participant loans	—	(188,275)

Assets available for benefits per the Form 5500	$240,601,364	$203,233,527

Year Ended
September 30
2004
Benefits paid to participants per the financial statements	$43,885,754
Less deemed distribution of participant loans at September 30, 2003	(188,275)

Benefits paid to participants per the Form 5500	$43,697,479

Deemed distributions are recorded on the Form 5500 but are not recorded on the financial statements.

9. Subsequent Event

Effective January 1, 2005, former employees of American Tower Corporation are eligible to participate in the Plan.

Supplemental Schedule

Andrew Profit Sharing Trust

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
EIN #36-2092797 Plan #001
September 30, 2004

	Number of		Current
Identity of Issue	Shares/Units		Value

Common stock
Andrew Corporation*	4,103,541		$50,115,955

Fidelity Investment Funds
Magellan Fund	108,079		10,503,365

PIMCO Funds
Total Return Fund	1,238,214		13,561,151

American Century Investment*
Equity Income Fund	1,803,464		14,494,434
International Growth Fund	949,247		7,635,427
Income & Growth Fund	601,347		16,937,874
Small Cap Value Fund	321,356		3,215,011
Brokerage Account	—		11,921,179

SEI Trust
American Century Stable Asset Fund	40,600,176		40,600,176

Vanguard
Institutional Index Fund	216,431		22,144,144
Mid Cap Index Fund	32,555		2,046,489
Small Cap Index Fund	82,774		1,984,513

Dodge & Cox Funds
Stock Fund	111,162		$13,268,472

American Funds
Growth Fund of America	217,267		$5,467,816

Morgan Stanley
Small Company Growth Fund	614,285		6,720,276

Artisan Funds
Artisan Mid Cap Fund	352,967		9,253,894

Participants loans
Total investments	*	*	8,216,188

			$238,086,364

*	Indicates party in interest to the Plan.
**	Varying maturities with interest rates ranging from 4% to 13%

EXHIBIT INDEX

Exhibit	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 28, 2005	By:	/s/ Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)